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                            INDUSTRIAL HOLDINGS, INC.
                                  7135 ARDMORE
                              HOUSTON, TEXAS 77054
                                 (713) 747-1025


                               September 17, 2001

VIA EDGAR

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:      Industrial Holdings, Inc. ("IHI")
         Registration Statement on Form S-4, File No. 333-63834

Ladies and Gentlemen:

         Reference is made to the Registration Statement on Form S-4 filed by IHI with the Securities and Exchange Commission on June 26, 2001 to register shares of IHI common stock to be issued in exchange for shares of T-3 Energy Services, Inc. ("T-3 Energy") in connection with the merger of T-3 and IHI.

         Pursuant to Rule 477 promulgated under the Securities Ac of 1933, IHI hereby applies to withdraw the Registration Statement, together with all exhibits. IHI is withdrawing the Registration Statement because IHI has decided not to register the shares it will issue in exchange for shares of T-3 based on the position of the Staff of the Commission noted in Part X.C.1 of Securities Act Release No. 7607.

         The Registration Statement has not become effective, and no securities have been sold or issued in connection with the proposed merger.

         Please do not hesitate to call me at the above number, or you may call IHI's counsel Dawn Born at 713-287-2000 if you have any questions.


                                                     Very Truly Yours,

                                                     /s/ ROBERT CONE

                                                     Robert Cone,
                                                     President

cc:  Dawn Born, Esq.